Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical audited consolidated balance sheet of Semantix as of December 31, 2021, with the historical audited balance sheet of Alpha as of December 31, 2021, giving pro forma effect to the Business Combination and related transactions, as if they had occurred as of December 31, 2021.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the historical statements of operations of Semantix and Alpha for such period on a pro forma basis as if the Business Combination, the PIPE Financing, and the step-acquisition of LinkAPI by Semantix that occurred on June 30, 2021 (for the remaining 49% ownership) had occurred on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021, has been derived from:

•

the historical audited financial statements of Alpha as of and for the year ended December 31, 2021, and the related notes thereto incorporated by reference in this Shell Company Report on Form 20-F; and

•

the historical audited consolidated financial statements of Semantix as of and for the year ended December 31, 2021, and the related notes thereto incorporated by reference in this Shell Company Report on Form 20-F.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, has been derived from:

•

the historical audited financial statements of Alpha as of and for the year ended December 31, 2021, and the related notes thereto incorporated by reference in this Shell Company Report on Form 20-F; and

•

the historical audited consolidated financial statements of Semantix as of and for the year ended December 31, 2021, and the related notes thereto incorporated by reference in this Shell Company Report on Form 20-F.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X which incorporates requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”). Semantix has elected not to present any estimates related to potential synergies and other transaction effect that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, for each of Semantix and Alpha and their respective “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information incorporated by reference in this Shell Company Report on Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2021

(In thousands of Brazilian reais)

	Semantix (IFRS Historical)		Alpha (US GAAP, Historical, Translated to reais)		IFRS Conversion and Presentation Alignment (Note 4)		Transaction Accounting Adjustments - Business Combination			Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	R$	52,149	R$	2,190	R$	—	R$	185,815	A	R$	683,167
								522,530	B
								(6,232)	C (ii)
								(25,397)	C (iii)
								(46,431)	C (iii)
								(1,457)	C (v)
Prepaid expenses and other		—		1,756		—		—			1,756
Trade receivables and other, net		36,525		—		—		—			36,525
Licenses held for sale		—		—		—		—			—
Tax receivables		4,993		—		—		—			4,993
Cash and investments held in Trust Account		—		1,283,685		—		(185,815)	A		—
								(1,097,870)	E (i)
Deferred offering costs		—		—		—		—			—
Other assets		18,019		—		—		(5,131)	C (v)		12,888

Total current assets		111,686		1,287,631		—		(659,988)			739,329

Non-current assets
Trade receivables, net		—		—		—		—			—
Property and equipment, net		3,555		—		—		—			3,555
Right of use asset		2,976		—		—		—			2,976
Intangible assets, net		74,628		—		—		—			74,628
Deferred tax asset		11,698		—		—		—			11,698
Derivatives financial instruments		1,308		—		—		—			1,308
Prepaid expenses		—		—		—		—			—
Other assets		584		—		—		—			584

Total non-current assets		94,749		—		—		—			94,749

Total assets	R$	206,435	R$	1,287,631	R$	—	R$	(659,988)		R$	834,078

LIABILITIES
Current liabilities
Loans and borrowings	R$	44,060	R$	—	R$	—	R$	—		R$	44,060
Trade and other payables		78,389		—		—		(1,457)	C (v)		76,932
Lease liabilities		1,094		—		—		—			1,094
Accrued offering costs and expenses		—		6,232		—		(6,232)	C (ii)		—
Other liabilities		14,628		—		—		—			14,628
Taxes payable		3,859		—		—		—			3,859

Total current liabilities		142,030		6,232		—		(7,689)			140,573

Non-current liabilities
Loans and borrowings		102,534		—		—		—			102,534
Lease liabilities		2,250		—		—		—			2,250
Warrant liability		—		85,735		—		—			85,735
Deferred underwriting discount		—		44,918		—		(44,918)	C (i)		—
Derivatives financial instruments		—		—				—			—
Other liabilities		16,487		—		1,283,377		(1,283,377)	E (i)		133,316
								116,829	F
Deferred income tax		7,029		—		—		—			7,029

Total non-current liabilities		128,300		130,653		1,283,377		(1,211,466)			330,864

Total Liabilities	R$	270,330	R$	136,885	R$	1,283,377	R$	(1,219,155)		R$	471,437

Net Assets	R$	(63,895)	R$	1,150,746	R$	(1,283,377)	R$	559,167		R$	362,641

Shareholder’s Equity
Commitments and contingencies
Class A ordinary shares subject to possible redemption, 23,000,000 shares at redemption value		—		1,283,377		(1,283,377)		—			—
Equity
Share capital (historical)		55,818		—		—		(55,818)	D		—
								—
Class B Ordinary shares, $0.0001 par value, 20,000,000 shares authorized; 5,750,000 shares issued and outstanding		—		3		—		(3)	E (iii)		—
Share Capital (New Semantix)		—		—		—		5	B		45
								40	E (ii)
Additional paid-in capital (“APIC”)		—		—		—		185,507	E (i)		793,341
								(46,431)	C (iii)
								41,599	C (iv)
								(5,131)	C (v)
								55,818	D
								(40)	E (ii)
								3	E (iii)
								269,433	E (iv)
								(116,829)	F
								522,525	B
								(113,113)	G
Foreign currency translation reserve		(1,022)		—		—		—			(1,022)
Capital reserves		15,999		—		—		—			15,999
Accumulated loss		(140,477)		(132,634)		—		44,918	C (i)		(451,509)
								(25,397)	C (iii)
								(41,599)	C (iv)
								(269,433)	E (iv)
								113,113	G

Equity attributable to owners of the company		(69,682)		(132,631)		—		559,167			356,854
Non-controlling interests		5,787		—		—		—			5,787

Total (deficit) equity	R$	(63,895)	R$	(132,631)	R$	—	R$	559,167		R$	362,641

Total equity and liabilities	R$	206,435	R$	1,287,631	R$	—	R$	(659,988)		R$	834,078

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands of Brazilian reais, except share and per share amounts)

	Semantix (IFRS, Historical)		Transaction Accounting Adjustments - Acquisition of LinkAPI			Alpha (US GAAP, Historical, Translated to reais)		Transaction Accounting Adjustments - Business Combination			Pro Forma Combined
Revenue	R$	211,659	R$	—		R$	—	R$	—		R$	211,659
Cost of sales		(125,454)		—			—		—			(125,454)

Gross profit		86,205		—			—		—			86,205
Formation and operating costs		—		—			(12,442)		3,569	AA		(8,873)
Sales and marketing expenses		(36,693)		—			—		—			(36,693)
General and administrative expenses		(81,522)		—			—		—			(81,522)
Research and development		(19,920)		—			—		—			(19,920)
Change in fair value of warrant liability		—		—			3,843		—			3,843
Offering costs allocated to warrants		—		—			(3,074)		—			(3,074)
Other expenses		(9,205)		—			—		(269,433	) CC		(320,237)
									(41,599	) DD

Operating loss		(61,135)		—			(11,673)		(307,463)			(380,271)
Financial income		6,528					299		(299	) BB		6,528
Financial expenses		(21,508)					—		—			(21,508)

Net financial results		(14,980)		—			299		(299)			(14,980)

Loss before income tax		(76,115)		—			(11,374)		(307,762)			(395,251)
Income tax		7,741					—		—			7,741

Loss for the period	R$	(68,374)	R$	—		R$	(11,374)	R$	(307,762)		R$	(395,251)

Profit (loss) attributed to:
Controlling interests		(68,188)		174	EE		(11,374)		(307,762)			(387,150)
Non-controlling interests		(186)		(174	) EE		—		—			(360)
Weighted average shares outstanding of Class A ordinary shareholders		1,643,585					19,651,099					79,629,561
Basic and diluted losses per share	R$	(41.49)				R$	(0.45)				R$	(4.86)
Weighted average shares outstanding of Class B ordinary shares							5,640,797
Basic and diluted losses per share						R$	(0.45)

Note 1 - Description of the Business Combination

On November 16, 2021, Alpha, Semantix, New Semantix, and the Merger Subs entered into the Business Combination Agreement. As a result of the transactions contemplated by the Business Combination Agreement, each of Alpha and Semantix became wholly-owned subsidiaries of New Semantix with the shareholders of Semantix and the shareholders of Alpha becoming shareholders of New Semantix and receiving Ordinary Shares.

Certain Semantix shareholders are expected to receive additional consideration in the form of earn-out of New Semantix Ordinary Shares totaling up to an additional 2,500,000 newly issued New Semantix Ordinary Shares, subject to meeting certain price targets. The Sponsor has agreed that 862,500 New Semantix Ordinary Shares which were issued to the Sponsor and the current beneficial owners of the Sponsor upon the Closing of the Business Combination in respect of the Alpha Class B Ordinary Shares formerly held by the Sponsor will be unvested and subject to the restrictions and forfeiture provisions, including vesting requirements based on those same earn-out price targets. See “The Business Combination Agreement” included in the proxy statement/prospectus that was filed by the Company with the SEC on July 11, 2022.

In connection with the execution of the Business Combination Agreement, Alpha and New Semantix also entered into separate Subscription Agreements, each dated November 16, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors collectively subscribed for an aggregate of 9,364,500 Alpha Class A Ordinary Shares for an aggregate purchase price of R$522,529,736 ($93,645,000). The PIPE Financing was consummated immediately prior to the closing of the Business Combination and each Alpha Class A Ordinary Share subscribed for by the PIPE Investors was exchanged for one New Semantix Ordinary Share, substantially concurrently with the closing of the Business Combination.

Alpha does not qualify as a business as it is a shell company holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination is accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments. Refer to Note 3 - Accounting for the Business Combination for more details.

For a description of the Business Combination and certain agreements executed in connection therewith, see “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination” included in the proxy statement/prospectus that was filed by the Company with the SEC on July 11, 2022.

Note 2 - Basis of Presentation

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined and should not be relied on as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that New Semantix will experience. Semantix and Alpha have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of operations reflects the step-acquisition of LinkAPI by Semantix that occurred on June 30, 2021 (for the remaining 49% ownership) as if it had occurred on January 1, 2021, the beginning of the earliest period presented.

The historical financial statements of Semantix have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Brazilian reais (“BRL”). The historical financial statements of Alpha have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. dollar. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by Semantix. The financial statements of Alpha have been translated into BRL for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•	at the period end exchange rate as of December 31, 2021 of $1.00 to R$5.5799 for the balance sheet;

•	the average exchange rate for the period from January 1, 2021 through December 31, 2021 of $1.00 to R$5.4068 for the statement of operations for the period ending on that date.

Immediately following consummation of the Business Combination, Alpha’s former public shareholders, the Sponsor and the current beneficial owners of the Sponsor, which previously owned the Founder Shares, the PIPE Investors, and former Semantix shareholders, own approximately the following percentages of New Semantix Ordinary Shares:

Ownership percentage post-business combination[1]	Final redemptions
New Semantix shares	62,000,000	77.03%
Public shares (Class A)	3,377,561	4.20%
PIPE Investment shares	9,364,500	11.63%
Founder shares (Class B)[2]	5,750,000	7.14%

Total shares	80,492,061	100.00%

1.	In each case, not giving effect to any shares issuable upon the exercise or conversion of warrants.
2.	Including 862,500 Alpha Earn-Out Shares that are subject to vesting.

The pro forma condensed combined financial information has been prepared considering (i) the redemption of 19,622,439 Alpha Class A Ordinary Shares held by the public shareholders of Alpha into cash at a price of approximately $10.03 per share, and (ii) the Alpha Class A Ordinary Shares acquired by the PIPE Investors. The proforma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The share amounts and ownership percentages set forth above do not take into account (i) New Semantix Warrants, (ii) equity awards issued at Closing upon rollover of the Unvested Semantix Options, (iii) Semantix Earn-Out Shares and (iv) equity awards to be issued under the 2022 Plan.

Note 3 - Accounting for the Business Combination

The Business Combination is accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, Alpha is considered the “acquired” company for financial reporting purposes, and Semantix is the accounting “acquirer”. This determination is primarily based on the assumption that:

•	Semantix’s former shareholders hold a majority of the voting power of the New Semantix;

•	Semantix’s operations substantially comprise the ongoing operations of New Semantix;

•	Pursuant to the Shareholders’ Agreement, Semantix’s former shareholders have the ability to nominate the majority of the members of the board of directors;

•	Semantix is the larger entity in terms of substantive operations and employee base; and

•	Semantix’s senior management comprise the senior management of New Semantix, including the CEO and CFO roles.

Another determining factor was that Alpha does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination is accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Alpha are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of New Semantix Ordinary Shares issued over the fair value of Semantix’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The unaudited pro forma condensed combined financial information assumes the New Semantix Warrants are accounted for as liabilities in accordance with IAS 32 and, accordingly, are subject to ongoing mark-to-market adjustments through the statement of operations.

Note 4 - IFRS Conversion and Presentation Alignment

The historical financial information of Alpha has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert Alpha’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Alpha Class A Ordinary Shares subject to redemption to non-current financial liabilities under IFRS 2.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, Alpha’s historical financial information were converted from USD to Brazilian reais in accordance with the presentation of Semantix’s historical financial information, as discussed in Note 2.

Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of are as follows:

A.

To reflect the release of cash and investments held in the Trust Account after taking into account the redemption of Alpha Class A Ordinary Shares which has been reflected as a reduction of other liabilities (see Note E (i)).

B.

To reflect the proceeds from the PIPE Financing with the corresponding issuance of 9.4 million Alpha Class A Ordinary Shares, with a nominal value of $0.0001, at $10.00 per share, or $93.6 million (R$522.5 million).

C.

To reflect the estimated payment in aggregate that consists of (i) Alpha’s deferred underwriting fees of R$44.9 million which were recognized as of December 31, 2021. Subsequently, in May 2022, two of the underwriters of the IPO agreed to waive their right to underwriting commissions of R$44.9 million, (ii) outstanding offering costs and expenses of R$6.2 million, (iii) Transaction costs incurred by Semantix in the amount of R$46.4 million, and Alpha in the amount of R$25.4 million, respectively, that are direct and incremental costs related to the Business Combination. These costs are reflected as an adjustment to APIC and accumulated loss, respectively, (iv) additionally, a reclassification is made in order to correctly allocate transaction costs between the liability and equity components of the instruments in proportion to the allocation of proceeds to be received, of R$41.6 million, and (v) Semantix transaction costs of R$5.1 million that were incurred, and booked in Other assets as of December 31, 2021, and R$1.5 million that were booked to Trade and other payables.

D.	To reflect the removal of Semantix Share Capital/Premium to APIC of R$55.8 million.

E.

To reflect the capital reorganization of Semantix, as per the Business Combination Agreement, consisting of (i) the reclassification of non-redeemed shares from liability to permanent equity (ii) the booking of par value shares issued (iii) the removal of historical Alpha equity balances, and (iv) in accordance with IFRS 2, the deemed costs of the shares issued by Semantix in excess of the net assets of Alpha, which primarily consists of cash and marketable securities held in the Trust Account and certain public and private warrants liabilities, is accounted for as stock-based compensation and reflected as an adjustment to accumulated deficit. A one percent change in the market price per share of Alpha Capital Class A Ordinary shares would result in the change of R$3.4 million in the estimated expense. The stock based compensation is calculated as follows:

(in thousands of Brazilian reais)	Final redemptions
Deemed cost of shares issued to Alpha Capital shareholders(1)	R$	341,830
Net assets of Alpha December 31, 2021(2)		1,150,746
Effect redemption of Alpha ordinary shares		(1,097,870)
Less: Alpha’s transaction costs		(25,397)
Less: Effect of underwriting fee waiver		44,918

Adjusted net assets of Alpha as of December 31, 2021		72,397

IFRS 2 charge for listing services(3)	R$	269,433

(1)	Estimated fair value determined based on average quoted market price of $7.09/share as of August 3, 2022 and foreign exchange rate of $1.00 to R$5.2840.
(2)

Calculated based on exchange rate as of December 31, 2021 of $1.00 to R$5.5799 (see Note 2). On the basis of the foreign exchange rate of $1.00 to R$5.2840 as of August 3, 2022, the net assets of Alpha as of December 31, 2021 translated into Brazilian reais is approximately R$1,089.7 million, which would result in a R$61.0 million increase in the IFRS 2 charge for listing services (on a pro forma basis).

(3)

Estimate of the IFRS 2 charge for listing services after excluding 862,500 Alpha Earn-Out Shares that are subject to vesting would result in a total IFRS 2 charge for listing services of $237.1 million (on a pro forma basis).

F.	To reflect adjustment made for the 2,500,000 Semantix Earn-Out Shares consideration in agreement with the Business Combination Agreement of R$116.8 million.

G.	To reflect the removal of Alpha historical accumulated deficit.

Note 6 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement Of Operations for the Year Ended December 31, 2021

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

AA.	To reflect the elimination of office and administrative support fees paid by Alpha to the Sponsor.

BB.	To reflect the elimination of interest and dividend income generated from the cash held in the Trust Account.

CC.

Represents the preliminary estimated pro forma expense recognized, in accordance with IFRS 2, for the excess of the fair value of New Semantix Ordinary Shares issued over the fair value of Alpha’s identifiable net assets as if the Business Combination was consummated on January 1, 2021 (see Note E (iv)).

DD.	Reflects the estimated transaction costs to be expensed as part of the Business Combination, as described in C(iv).

EE.	Adjustment to remove the Non-Controlling Interest related to LinkAPI due to the step-acquisition of LinkAPI being reflected as if it had occurred as of January 1, 2021.

Note 7 - Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, PIPE Financing, and step-acquisition of LinkAPI. As the Business Combination, PIPE Financing, and step-acquisition of LinkAPI are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. As per Note 2, the following are also not included in calculation of pro forma EPS, (i) New Semantix Warrants, (ii) equity awards issued at Closing upon rollover of the Unvested Semantix Options, (iii) 2,500,000 Semantix Earn-Out Shares and (iv) equity awards to be issued under the 2022 Plan. The 2,500,000 Semantix Earn-Out Shares are subject to restrictions such that they are not determined to be participating securities at issuance, and are not included in the calculation of pro forma EPS for the year ended December 31, 2021. The New Semantix Options and New Semantix Warrants issued in connection with the Business Combination are not included in the basic earnings per share calculation as they were not exercised at the date of the consummation of the Business Combination Agreement.

Since Semantix reported a loss for the year ended December 31, 2021, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation. Consequently, the Option Holders and New Semantix Warrants issued in connection with the Business Combination are not included in the diluted earnings per share calculation as they are antidilutive.

(in thousands of Brazilian reais, except share and per share data)	Final redemptions
Numerator:
Net loss attributable to common stockholders	R$	(387,150)
Denominator:
New Semantix shares		62,000,000
Public shares		3,377,561
PIPE Investment shares		9,364,500
Founder Shares[1]		4,887,500

Total weighted average shares outstanding - basic and diluted		79,629,561

Net loss per share - basic and diluted	R$	(4.86)

1.	Excluding 862,500 Alpha Earn-Out Shares that are subject to vesting.